Notice to Holders

LITHIUM AMERICAS (ARGENTINA) CORP.
1.75% Convertible Senior Notes due 2027
CUSIP Nos.: 53680QAA61

NOTE: THIS NOTICE CONTAINS IMPORTANT INFORMATION THAT IS OF INTEREST TO

THE REGISTERED AND BENEFICIAL OWNERS OF THE SUBJECT NOTES. IF

APPLICABLE, ALL DEPOSITORIES, CUSTODIANS, AND OTHER INTERMEDIARIES
RECEIVING THIS NOTICE ARE REQUESTED TO EXPEDITE RE-TRANSMITTAL TO
BENEFICIAL OWNERS OF THE NOTES IN A TIMELY MANNER.

Lithium Americas (Argentina) Corp. (formerly known as Lithium Americas Corp.) ("Corporation") is party to an Indenture dated December 6, 2021 (the "Indenture"), between the Company and Computershare Trust Company N.A., as trustee (the "Trustee"), pursuant to which the Company issued its 1.75% Convertible Senior Notes due 2027 (the "Notes"). Capitalized terms used herein but not otherwise defined shall have the respective meanings given such terms in the Indenture.

On October 3, 2023, the Company implemented by way of a plan of arrangement under the laws of British Columbia (the "Arrangement"), a reorganization resulting in the separation of its North American and Argentine business units into two independent public companies as follows:

  The Company became an Argentina focused lithium company owning the Company's interest in its Argentine lithium assets, including the near-production Caucharí-Olaroz lithium brine project in Jujuy, Argentina; and

  The Company created a new North America focused lithium company ("New LAC") owning the Thacker Pass lithium project in Humboldt County, Nevada and the Company's North American investments.

Under the Arrangement, the Company's shareholders retained their proportionate interest in shares of the Company, and received by way of distribution (the "Spin-Off"), newly issued shares of New LAC in proportion to their then-current ownership of the Company. The Spin-Off was also completed on October 3, 2023. As part of the Arrangement, the Company changed its name to Lithium Americas (Argentina) Corp.

As previously announced, the Arrangement constitutes a Make-Whole Fundamental Change under the Indenture. Pursuant to Section 14.03 of the Indenture, if a Holder elects to convert Notes from and including the effective date of the Make-Whole Fundamental Change (October 3, 2023) up to, and including, the 35th Trading Day immediately following the effective date of the Make-Whole Fundamental Change (November 21, 2023) (the "Make-Whole Fundamental Change Period"), the Company may be required to increase the Conversion Rate for the Notes so surrendered for conversion by a number of additional Common Shares of the Company. The number of additional Common Shares of the Company, if any, shall be determined based on the average of the Last Reported Sale Prices of the Company's Common Shares over the five Trading Day period ending on, and including, the Trading Day immediately preceding the effective date of the Make-Whole Fundamental Change.

________________________________

1 The CUSIP numbers appearing herein has been included solely for the convenience of the Holders. Neither the Company nor the Trustee assumes any responsibility for the selection or use of such CUSIP number and makes no representation as to the correctness of the CUSIP number.

Based on the average of the Last Reported Sale Prices of the Company's Common Shares over the five Trading Day period ending on, and including the Trading Day immediately preceding the effective date of the Make-Whole Fundamental Change (which average is $16.74), the Company will not be required to increase the Conversion Rate for the Notes surrendered for conversion during the Make-Whole Fundamental Change Period by any number of additional Common Shares of the Company. As provided in Section 14.03(e)(iii) of the Indenture, if such average is less than $34.89 per Common Share, no additional shares shall be added to the Conversion Rate. The Conversion Rate for the Notes remains 21.2307 Common Shares of the Company per $1,000 principal amount of Notes.

As previously announced, the Spin-Off will also result in an adjustment to the Conversion Rate for the Notes pursuant to Section 14.04(c) of the Indenture. Pursuant to Section 14.04(c) of the Indenture, the Conversion Rate is required to be adjusted as of the close of business on the last Trading Day of the 10-Trading Day period beginning on, and including, the Ex-Dividend Date for the Spin-Off (expected to be October 4, 2023) based on the Last Reported Sale Prices of the Company's Common Shares and New LAC's common shares during such 10-Trading Day period. Following such 10-Trading Day period, the Company will provide notice regarding the resulting adjustment to the Conversion Rate as a result of the Spin-Off.

Conversion rights with respect to the Notes are subject, in all respects, to the terms and conditions of the Indenture, the Notes, this notice and any related notice materials, as amended and supplemented from time to time.

For further information contact:

Investor Relations

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Dated: October 3, 2023

By: Lithium Americas (Argentina) Corp.

cc: Computershare Trust Company N.A.